June 8, 2006

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millipore Corporation

Form 10-K for the fiscal year ended December 31, 2005, filed March 15, 2006

Forms 8-K filed April 21, 2005, July 19, 2005, October 25, 2005, January 26, 2006 and April 25, 2006

File No: 1-09781

Dear Ms. Tillan,

This letter responds to comments concerning the above referenced filings by Millipore Corporation (“Millipore”) in your letter dated May 8, 2006. For ease of reference, we have recited each comment and provided responses to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, 33

Comment #1: We note your presentation and discussion of constant currency sales amounts and percentages in the tables on page 33, 34 and 35 and within the text of your MD&A discussion. These amounts appear to be non-GAAP measures for which you should present all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure. That is, for each non-GAAP amount or percentage, you must include the following:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•	A reconciliation of the differences between the non-GAAP financial measure with the most directly comparable GAAP financial measure;

•	A statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure.

Please revise future filings accordingly and provide us with a sample of your proposed disclosure. Also refer to Questions 8 and 17 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: We have reviewed Questions 8 and 17 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We will revise future filings according to the Staff’s comments stated above. A sample of our proposed disclosures using the tables and discussions under the heading “Net Sales by Geography” on page 34 of our Form 10-K for the fiscal year ended December 31, 2005 has been supplementally provided for your reference. Please refer to Supplement A.

Comment #2: We note that your revenue increased 12% between 2005 and 2004 and 10% between 2004 and 2003. You attribute the increase to acquisitions and strong or higher demand. Per Item 303(A)(3)(iii) of Regulation S-K, you should provide a narrative discussion of “the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.” Under SAB Topic 13.B, “[c]hanges in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease.” Per release 33-8350, “[a] thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes “where identification quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.” As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable. Please revise future filings accordingly.

Response: We have reviewed Item 303(A)(3)(iii) of Regulation S-K, SAB Topic 13.B, Release 33-8350 and FRC 501.04 and will revise future filings in response to your comments stated above.

Financial Statements, page 46

Note 17 – Business Segment and Geographic Information, page 75

Comment #3: We note your disclosure that you aggregate your two operating segments into one reporting segment. We also note the following disclosures:

•	It appears from your disclosure on pages 4-8 that the nature of the products and services and the type or class of customer for your Bioprocess and Bioscience divisions may not be similar.

•	Additionally we note from your earnings releases that the Bioprocess division’s 2005 revenues grew at 15% while the Bioscience division’s 2005 revenues grew at 7%. We also note your disclosure that the Bioprocess division is the fastest growing segment of your business. Based upon this disclosure it appears that the segments may not have similar economic characteristics.

Please tell us about your analysis of the factors under paragraph 17 of SFAS 131 in determining that your operating segments met the aggregation criteria outlined in that paragraph, including similar economic characteristics. Please refer to paragraphs 17 and 73 – 74 of SFAS 131.

Response: In our January 9, 2004 response to a similar comment raised in your December 9, 2003 letter to us, we described our then three operating segments and the rationale for aggregating them for reporting purposes pursuant to paragraph 17 of SFAS No. 131. Included in that letter was a detailed analysis of the factors supporting our conclusion. Since that time, we have continued to periodically review and evaluate our operating segments in accordance with the aggregation criteria set forth in paragraph 17 of SFAS No. 131. In 2005, we combined two of our three operating segments, the Laboratory Water business and the Life Science business, which resulted in an operating segment named Bioscience. With that change, we now have two operating segments – Bioprocess and Bioscience. As a result of that combination, we again analyzed the factors under paragraph 17 of SFAS No. 131 to determine whether these two operating segments satisfied the aggregation criteria therein. Based on that review, we concluded that these operating segments do, in fact, satisfy them because they have similar economic characteristics and are similar in each of the following areas:

a.	The nature of the products and services

•	Both operating segments manufacture and sell consumable and hardware products used for purification and separation, or both, of fluids and provide related services.

•	The consumable and hardware products that are manufactured and sold by both operating segments separate either the wanted or the unwanted particulate or bacterial, molecular, viral or other entities from fluids. The principal separation technologies utilized in our products consist of membranes, chromatography, or other media.

b.	The nature of the production processes

•	The production or assembly processes of our consumable products, which represented approximately 79% of our revenues for the twelve month period ended December 31, 2005, is similar for both segments. The production or assembly processes generally begin with the purchase or manufacture of high performance purification media or membranes, respectively. The media or membranes are then inserted into molded plastic cartridges or devices that are generally fitted with specialty connectors or end caps. Millipore manufactures the majority of the membranes and molded plastic parts used in the Bioprocess production process. Millipore purchases the majority of its media and sub-assemblies and manufactures the majority of the molded plastic parts used in the Bioscience assembly process. All components and products are made to exacting customer specifications and require extensive quality control.

•	The production process of our hardware products, which represented approximately 17% of our revenues for the twelve month period ended December 31, 2005, is similar for both segments. The process generally involves the job order assembly of pumps, motors, tubing, valves, electronics and software control systems into benchtop, pilot scale, or production scale filtration or purification units that enable the processing of fluids through the consumable devices.

•	Our three largest production facilities manufacture or assemble all of the products for both the Bioprocess and Bioscience operating segments.

c.	The type or class of customer for their products and services

•	For the twelve months ended December 31, 2005, approximately 90% of our sales were to customers that were engaged in drug discovery, drug development, drug production or other medical or biological related applications.

•	Our customers are similar and, in many cases, purchase products from both our Bioprocess and Bioscience segments. For the twelve months ended December 31, 2005, approximately 65% of our net sales were to customers with aggregate purchases in excess of $200,000, of which approximately 90% purchased products from both operating segments.

d.	The methods used to distribute their products or provide their services

•	The products for both the Bioprocess and Bioscience segments are primarily sold through our own direct global sales force. In markets where we use external distribution, we primarily use the same distributors for both Bioprocess and Bioscience products.

•	Increasingly, the products for both the Bioprocess and Bioscience segments are sold through, and supported by, our company-wide website.

Additionally, we believe that our combined administrative infrastructure that services both the Bioprocess and Bioscience segments is significant in assessing our reporting structure, although this factor is not specifically addressed in paragraph 17 of SFAS No. 131. Administratively, we operate as a unified entity, which is demonstrated as follows:

•	We have regional and global shared service centers throughout the world that support both our Bioprocess and Bioscience segments. Shared service activities include: production, assembly, warehousing, purchasing, customer service, accounting, information technology, human resources, and others. Our multi-lingual employees service worldwide customers based on the geographic location of customers rather than on the operating segments to which those customers relate.

•	These shared service centers all use a single information technology system (i.e., Oracle), which is located in our Billerica, Massachusetts computer center.

The Bioprocess and Bioscience segments also have similar economic characteristics. While revenues in the Bioprocess segment increased 15 percent in the twelve month period ended December 31, 2005 compared with the same period in 2004 and revenues in the Bioscience segment increased 7 percent in the same period, the three year average revenue growth rates from 2003 through 2005 for the Bioprocess and Bioscience segments were 8 percent and 6 percent, respectively. The three year average gross profit margins from 2003 through 2005 for the Bioprocess and Bioscience segments were 52 percent and 57 percent, respectively.

Item 9A. Controls and Procedures, page 79

Comment #4: We note your disclosure that your “CEO and CFO have concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in reports that[you] file or submit under the Exchange Act is recorded, processed, summarized and reported in accordance with and within the time periods specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: The Staff’s comment is noted and we will eliminate the language that was included after the word “effective” in future filings.

Forms 8-K furnished April 21, 2005, July 19, 2005, October 25, 2005, January 26, 2006 and April 25, 2006

Comment #5: With respect to the non-GAAP disclosures in your Forms 8-K that are “furnished” and not filed with the Commission, please respond to the following:

•	We note that you provide a reconciliation of the non-GAAP information in the form of a statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K furnished with the Commission. If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented and provide us with a full sample of your proposed disclosure.

•	Please note that the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to disclosures under Item 2.02. Accordingly, please revise your presentation in future Forms 8-K to present the most comparable GAAP measure with equal or greater prominence to your non-GAAP measure. Please provide us with a full sample of your proposed disclosures.

•	The disclosure requirements apply to every non-GAAP measure you present, including percentages, shares and per share amounts. For example, we note that you present constant currency revenue growth percentages, constant currency revenue growth percentages excluding the impact of acquisitions, and the percentage of growth in constant currency for revenues by geographic area and by division. While you identify constant currency as a non-GAAP measure, you do not provide all of the required disclosures for these measures. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented and provide us with a full sample of your proposed disclosure.

•	The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague.

We may have further comments after reviewing your response.

Response: We have reviewed SEC Release 33-8176 and the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and in response to the Staff’s comment, we will include the following information in future Form 8-K filings:

•	We will delete the non-GAAP statement of operations in future filings. For each of the individual non-GAAP measures presented, we will provide specific and substantive statements disclosing the reasons why management believes the presentation provides useful information to investors regarding our financial condition and results of operations.

•	We will present the most comparable GAAP measure with equal or greater prominence to each of the individual non-GAAP measures presented.

•	We will provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

•	We will provide a reconciliation to both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons will address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful.

We have supplementally provided a sample of our proposed disclosures using the tables and discussions under the heading “Millipore First Quarter 2006 Financial Results” in the press release furnished with Form 8-K filed on April 25, 2006. Please refer to Supplement B.

Comment #6: While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and SAB Topic 14.G.

Response: We have reviewed Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and SAB Topic 14.G. In response to the Staff’s comment, we will include the disclosures required by Item 10(e) of Regulation S-K in our future Form 8-K filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings described herein. We acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLIPORE CORPORATION

By:	/s/ KATHLEEN B. ALLEN

Kathleen B. Allen

Vice President and Chief Financial Officer